UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 4)

Blount International, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

095180105

(CUSIP Number)

Jason Carri

P2 Capital Partners, LLC

590 Madison Avenue

25th Floor

New York, NY 10022

(212) 508-5500

with copies to:

Andrew L. Bab, Esq.

Debevoise & Plimpton LLP

919 Third Avenue

New York, NY 10022

(212) 909-6323

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 12, 2016

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 095180105

1	Name of Reporting Person P2 Capital Partners, LLC I.R.S. Identification No. of Above Person (Entities Only). 20-2436330

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) WC

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 0

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 0.0%

14	Type of Reporting Person (See Instructions) CO

CUSIP No. 095180105

1	Name of Reporting Person. P2 Capital Master Fund I, L.P. I.R.S. Identification No. of Above Person (Entities Only). 98-0515452

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) WC

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Cayman Islands, British West Indies

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 0

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 0.0%

14	Type of Reporting Person (See Instructions) PN

CUSIP No. 095180105

1	Name of Reporting Person. P2 Capital Master Fund VI, L.P. I.R.S. Identification No. of Above Person (Entities Only). 27-2915390

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) WC

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 0

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 0.0%

14	Type of Reporting Person (See Instructions) PN

CUSIP No. 095180105

1	Name of Reporting Person. P2 Capital Master Fund IX, L.P. I.R.S. Identification No. of Above Person (Entities Only). 80-0938575

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) WC

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 0

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 0.0%

14	Type of Reporting Person (See Instructions) PN

CUSIP No. 095180105

1	Name of Reporting Person. Claus Moller I.R.S. Identification No. of Above Person (Entities Only).

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) WC

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Denmark

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 0

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 0.0%

14	Type of Reporting Person (See Instructions) IN

Amendment No. 4 to Schedule 13D

This Amendment No. 4 (this “Amendment”) amends and supplements the Schedule 13D (the “Schedule 13D”) filed February 22, 2013 (as amended by Amendment No. 1 thereto, filed July 19, 2013, Amendment No. 2 thereto, filed August 9, 2013 and Amendment No. 3 thereto, filed December 11, 2015), by and on behalf of P2 Capital Partners, LLC, a Delaware limited liability company (the “Manager”), P2 Capital Master Fund I, L.P., a Cayman Islands exempted limited partnership (“Master Fund I”), P2 Capital Master Fund VI, L.P., a Delaware limited partnership (“Master Fund VI”), P2 Capital Master Fund IX, L.P., a Delaware limited partnership (“Master Fund IX” and, together with Master Fund I and Master Fund VI, the “Funds”), and Claus Moller, a citizen of Denmark (all preceding persons are the “Reporting Persons”). Information reported in the Schedule 13D remains in effect except to the extent that it is amended, restated or superseded by information contained in this Amendment.  Capitalized terms used herein but not otherwise defined in this Amendment shall have the meaning ascribed to them in the Schedule 13D.

Item 4.	Purpose of the Transaction.

Item 4 is hereby supplemented by adding the following to the end thereof:

On April 12, 2016, the transactions contemplated by the Merger Agreement and the Contribution, Exchange and Subscription Agreement were consummated in accordance with their terms.

Item 5.	Interest in Securities of Issuer.

Item 5 is hereby amended and replaced by the following:

(a), (b):  The responses of the Reporting Persons to Rows (7) through (13) of the cover pages of this Statement on Schedule 13D are incorporated herein by reference.

(c) On April 12, 2016, (a) Master Fund I contributed 1,273,215 Shares owned by it to ASP Blade Holdings, Inc. (“Holdings”), in exchange for a number of shares of Holdings with a value equal to the aggregate value of the contributed Shares based on the $10 per Share price paid in connection with the consummation of the transactions under the Merger Agreement; and (b) 2,127,405 Shares beneficially owned by Master Fund VI and 3,833,583 Shares beneficially owned Master Fund IX were converted into the right to receive $10 per share pursuant to the Merger Agreement.

(d) Not applicable.

(e) On April 12, 2016, the Manager, Master Fund I, Master Fund VI, Master Fund IX and Claus Moller ceased to be, beneficial owners of Issuer securities and Reporting Persons as a result of the transactions described in Items 4 and 5 of this Amendment.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 14, 2016

P2 CAPITAL MASTER FUND I, L.P.		P2 CAPITAL MASTER FUND VI, L.P.

By:	P2 Capital Partners, LLC,	By:	P2 Capital Partners, LLC,
	as Investment Manager		as Investment Manager

By:	s/Claus Moller	By:	s/Claus Moller
	Name: Claus Moller		Name: Claus Moller
	Title: Managing Member		Title: Managing Member

P2 CAPITAL MASTER FUND IX, L.P.		P2 CAPITAL PARTNERS, LLC

By:	P2 Capital Partners, LLC,
as Investment Manager

By:	s/Claus Moller	By:	s/Claus Moller
	Name: Claus Moller		Name: Claus Moller
	Title: Managing Member		Title: Managing Member

CLAUS MOLLER

s/Claus Moller